Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Item 7 – Management’s Discussion and Analysis of Financial
Condition and Results of Operations" of the Corporation's Annual Report on Form 10-K filed with the SEC on
February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***
Canadian Pacific posted a link on the website cpconsolidation.com to a video replay of an interview given by Hunter Harrison on March 10, 2016 and posted on www.bloomberg.com.  The following is a transcript:

Canadian Pacific Railway
E. Hunter Harrison Bloomberg Interview with Erik Schatzker
Event Date/Time: March 10, 2016 — 10:30 a.m. E.T.
Length: 12 minutes

Q&A
Erik Schatzker – Bloomberg
Mark, thank you so very much. I am, as you say, here with Hunter Harrison. He runs Canadian Pacific. He has been for almost four months trying to strike a deal for Norfolk Southern, valued in the tens of billions of dollars.
And, Hunter, let's start with that. You're still pursuing Norfolk Southern. You have made new overtures to CSX, another railway you had held potential talks with in the past. It's left a little confusion as to who you want more. And I'm going to put it in terms I know you'll understand. If I'm making moves on two girls on either side of the dance floor and both of them know about it, neither of them is going to be very pleased with me. What do you do?
E. Hunter Harrison –Chief Executive Officer, Canadian Pacific Railway
You do it very carefully. No, look. We have said, you know, there's not a favourite there. Both the organizations in the east would work with our franchise. So there's not a favourite. One has this advantage, one has that advantage; we think we could fit well with either one, but neither one of them think they fit well with us. So, you know, we've got a—I've got a selling job to do if we're going to make this successful.
Erik Schatzker
Is the approach to CSX a sign, an indication, that you're running out of patience with Norfolk Southern? Or at the very least your prospects for getting a deal done there are deteriorating?
E. Hunter Harrison
No, I don't think so because if you go back we really had—the initial conversation was with CSX. And I should clarify something; I mean, you know, it was like we made an offer and were rebuffed. You don't do that in an hour-and-a-half meeting. I have a little better sense.
Erik Schatzker
You have not made an offer?
E. Hunter Harrison
No. No. And I have a little reputation of being a fast gun, but I'm not that fast. We spend an hour-and-a-half with them discussing—
Erik Schatzker
This is going back, when? A couple months? January?
E. Hunter Harrison
No, no. This goes back probably five or six months ago. The initial talks, you know, things didn't work out as far as it didn't like it was fit for either one of us. We stepped back at that point in time as a result, looked at other alternatives, which was clearly—
Erik Schatzker
Norfolk Southern
E. Hunter Harrison
—Norfolk Southern. We ran the numbers there and looked at it, and it looked good also. So there's not really a favourite son.
Erik Schatzker
But you moved—you considered CSX first.
E. Hunter Harrison
Yes, But, I mean, it could have well have been Norfolk Southern first if there'd have been a phone call. And then we had the meeting with Norfolk Southern. There was an unfortunate leak. I called to apologize over the weekend for the leak, and they said, well, I knew it ten days ago. So I think I was the last to know. And then here we are today.
Erik Schatzker
How receptive has CSX been? Where do things stand with them right now?
E. Hunter Harrison
I think to be fair neither one of them have been very excited about the transaction.
Erik Schatzker
Have you talked to Michael Ward, the CEO and the Chairman?
E. Hunter Harrison
In one of the meetings I did, yes.
Erik Schatzker
And most recently?
E. Hunter Harrison
No, I was not—I did not have the most recent meeting with him.
Erik Schatzker
How come?
E. Hunter Harrison
Well, it was just another individual that met with he and another member of the CSX team.
Erik Schatzker
But if you want to get them to the table, doesn't it help to do CEO to CEO?
E. Hunter Harrison
Yeah, and if at the right time if it's necessary, or, you know, I can be helpful in that process, but, you know, it's a little complex. It kind of goes back to your story of the girls at the dance. You know, you have to do it very carefully.
Erik Schatzker
Now, let's talk about Norfolk Southern. There's been no—little progress, and you've done your best to make progress. They're not budging. What has surprised you more? The intransigence of management? Or the passivity of shareholders? Because you don't hear anything from the Norfolk Southern shareholders.
E. Hunter Harrison
Well, and that, I guess, that's some of our frustration. I mean clearly, realistically, we strongly believe we could get a trust done, but we can't do it by ourself. And so if we don't have cooperation from them, it's not going to happen. So this most recent resolution is to try to get the shareholders engaged, that maybe they would have some influence to say, talk to them. It's a nonbinding resolution. I don't think—we don't understand what it hurts to sit down and talk. Maybe we're missing something, but that's part of the frustration.
Erik Schatzker
Is the nonbinding resolution all the leverage you've got? You've said repeatedly, and again yesterday when you spoke to some investors and analysts, you're not going to go hostile. Now going hostile clearly would give you some leverage. Why do you insist that it be a gentlemen's game?
E. Hunter Harrison
Well, because we have to look at the end game. The end game is we come out of the transaction and we're able to serve customers and create shareholder value, and when you do a hostile it doesn't create the type of environment, the type of esprit de corps, chemistry among the teams to get those things accomplished. So that's just a step along the way.
Erik Schatzker
If you were to go back five, six months and review every step that you've taken, initially with CSX, subsequently with Norfolk Southern, and everything that's happened since then, what mistakes would you say you made? What would you do differently?
E. Hunter Harrison
Maybe a little softer approach. Maybe one thing with CSX and another thing with Norfolk Southern. We made an offer with Norfolk Southern with a letter, a pretty extensive offer; a four, five-page letter. Maybe we should have gone in and shake hands and sit down and just talk first before—I think maybe their impression were we were trying to back them in a corner, and that was not our intent.
So something happened. I met with Mr. Squires; a nice man. I have a lot of respect for him. We had one meeting for a couple of hours. And originally it was going to be both of us and four or five lieutenants, and then it changed just to a one-on-one and we had a what I thought was a rather pleasant exchange. You know, no commitments; we didn't make a deal, but ...
And then for whatever reason is started to turn a little adversary. And I'm not sure that at this point I can kind of restruct and restruct the situation and say what happened, but maybe that'll, you know, maybe it'll all come out and we'll get this thing accomplished.
Erik Schatzker
Again, hindsight is always 20/20, but should you have taken more pains to sew up customer support for consolidation so that you don't have companies like FedEx saying we don't want any more rail mergers?
E. Hunter Harrison
Well, I don't necessarily think it's necessarily about the customers. Right now, if you look at the most recent polling of the STB on their website, and we're ahead three-to-one. So now we were behind. You know, and we say one thing and we're ahead; we say something else ... You know, the customer just wants to see and understand what the transaction was going to do. It's clearly pro-competitive. They now understand that, and some of the associations are taking a different position. But, you know, this is not—the mandate of Congress, if you go back to 1980 with the Staggers Act was for this not to be a political process. Not to be a referendum.
Erik Schatzker
Well, it's becoming a political process. Looks what's going on, for example, with Union Pacific. Look what's going on with BNSF. Both of those railroads considerably larger than yours and larger, I think, than the one that you'd create by buying CSX or NSX, are maneuvering to try and prevent any further consolidation in the railway industry. What are you going to do about that?
E. Hunter Harrison
Well, you know, it depends on what the next step on their part is. We think it's a little inappropriate that after they do 15 or 20 mergers and they've got this monster in the west now they don't want any more mergers.
Erik Schatzker
Well, it's kind of human nature though.
E. Hunter Harrison
Oh, yeah, but I mean it's kind of human nature and it's what's going on in our country in a lot of areas; it's unhealthy. If you look at a lot of places, things are being politicized and issues with lobbyists and super pacs and behind the scenes. And that's not what Congress had in mind. Look, if Congress doesn't want mergers, if the country—change the law. Don't wait—
Erik Schatzker
Well ...
E. Hunter Harrison
—until the transaction comes up and then start to say, well, mergers aren't healthy or good.
Erik Schatzker
What are your options though? Would you—would you—can—I mean do you have a recourse in court?
E. Hunter Harrison
I don't want to go there yet. Look, we, several weeks back, asked the Justice Department to take a look at what had transpired so far and let's be sure that everything is—everybody's playing by the rules. Now two senators came out yesterday or the day before and said that they asked for a review by Justice.
So if you read the press reports, and the press report says that four railroads sat down together and their goal was not to have any more mergers, and they all agreed upon that, that starts to raise issues.
Erik Schatzker
But you're not saying yet how you're going to address it.
E. Hunter Harrison
No. And once again it's like the hostile. We don't want to go hostile because the end game is not where we want to be.
Erik Schatzker
Hunter, you have said many, many times "we don't need to do this", meaning buy another railroad. But your actions suggest that you very badly want to buy another railroad. Can you really—can you really see yourself walking away, and as you've put it "going back to Alberta"?
E. Hunter Harrison
Calgary.
Erik Schatzker
Well, Calgary's in Alberta.
E. Hunter Harrison
I understand. But more specifically, yes. This resolution is to try to influence shareholders to influence managements to say, sit down and talk and see what shareholder value can be created. And more importantly, what can improve the whole infrastructure in the US from the Mississippi east.
Erik Schatzker
But it makes people wonder what you're going to do? If you have the money, what do you do? You buy back stock? You go and buy some port on the west coast? You—
E. Hunter Harrison
You mean now? Afterwards?
Erik Schatzker
Yeah. Like if you walk away, what is Hunter Harrison's legacy?
E. Hunter Harrison
We got a lot—well, I'm not worried about my legacy at this point; that's not what this is about. In spite of the fact that others think it is, it's not what it's about.
Look, our first obligation, and we cannot lose sight of this, is to the CP shareholder. Okay? That's who we represent; that's our fiduciary responsibility. We're not going to take our eye off the ball. We were running a hell of a successful railroad before we entered this fray, okay. And if we don't make this successful we're going to go back to Alberta, Calgary, and run a hell of a railroad again, and serve customers and try to create as much shareholder value. And our track record is pretty good there.